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                               [Atari Letterhead]






KRISTINA K. PAPPA
Corporate Legal Counsel
417 Fifth Avenue, 8th Floor
New York, NY 10016
Direct Dial:  212-726-4242
Fax:  212-726-4214
Email:  kristina.pappa@atari.com
        ------------------------

                                 October 4, 2005

VIA EDGAR
Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

     Re:  Atari, Inc.
          Form 10-K for the Fiscal Year Ended March 31, 2005
          File No. 000-27338

Dear Mr. Krikorian:

     This letter sets forth the response of Atari, Inc. ("Atari" or the "Company") to the comment, and contains the information requested, (i) in the letter dated September 15, 2005 from the Staff of the Securities and Exchange Commission (the "Staff") with respect to the Annual Report on Form 10-K referenced above, and (ii) on the September 26, 2005 conference call with Melissa Walsh and Christopher White.

Form 10-K for the Fiscal Year Ended  March 31, 2005
---------------------------------------------------

Recapitalization, page F-15
---------------------------

Comment 1:

     We note your response to prior comment number 4 which indicates that the change in conversion privileges to your related party convertible debt with IESA was considered an inducement offer based on the criteria in paragraph 2 of SFAS
84. We further note your references to APB Opinion No. 26, paragraph 20 and EITF Topic No. D-42 to support your classification of the incremental value of the induced conversion as a reduction to net income to arrive at loss attributable to common shareholders. Please tell us what consideration you gave to paragraph 2 of APB Opinion No. 26, as amended, paragraphs 1 and 5 of SFAS 84 and FASB Technical Bulletin No. 80-1, when determining the appropriateness of applying APB Opinion No. 26 to the inducement offer of your convertible debt. In this regard, clarify why you have determined that APB Opinion No. 26, as amended, should be applied to this transaction as it addresses the accounting for extinguishment of debt, not the accounting for an induced

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conversion of convertible debt. Further, explain the basis for your conclusion that the inducement of your convertible debt is a capital transaction. We refer you to paragraphs 24 and 25 of SFAS 84. Additionally, address why you believe that the nature of your relationship with the debt holder impacts the classification of the incremental value of the induced conversion.

Response 1:

     Your comment letter dated September 15, 2005 focused on the accounting for our fiscal 2004 issuance of shares of common stock in satisfaction of convertible indebtedness due to Infogrames Entertainment S.A. ("IESA"), our parent company, and its wholly-owned subsidiary California U.S. Holdings, Inc. ("CUSH"). As discussed on our telephone call with Melissa Walsh and Christopher White on September 26, 2005, this was only one of a group of related transactions which resulted in the total recapitalization of the Company's debt and equity structure. In accordance with what we said during that telephone call, we are submitting this response letter to (a) describe the entire recapitalization, no one element of which would have been done without the others, and (b) provide a summary of how Atari accounted for the issuance of shares in satisfaction of the convertible debt held by our parent company. As requested on our phone call, we are also providing references to authoritative literature which we believe support the accounting for transactions between a parent and its subsidiary as capital transactions.

The  Recapitalization
---------------------

     In September 2003, Atari completed an overall recapitalization transaction, as a result of which our stockholders' equity (deficit) position improved from a deficit of $93.0 million at August 31, 2003 to equity of $108.2 million at September 30, 2003 (the "Recapitalization"). The issuance of shares of Atari common stock in satisfaction of convertible notes held by IESA or CUSH represented approximately one-third of the value of the overall recapitalization.

     Immediately prior to the Recapitalization, the Company's aggregate related party debt totaled $212.4 million consisting of the following four separate obligations to IESA or CUSH (hereinafter the "IESA Debt"):

             Medium Term Loan                     $48.3 million
             Revolving Credit Facility             44.8 million
             0% Subordinated Convertible Notes     46.3 million
             5% Subordinated Convertible Notes     73.0 million.

     The 0% Subordinated Convertible Notes and the 5% Subordinated Convertible Notes were convertible into shares of the Company's common stock at the conversion prices of $20.00 per share and $9.25 per share, respectively. The remainder of the debt was not convertible.

     As part of the Recapitalization, on September 4, 2003, Atari, IESA and CUSH entered into an Agreement Regarding Satisfaction of Debt and License Amendment (filed as Exhibit 10.70 to our Registration Statement on Form S-2 (File No. 333-107819)). Pursuant to that Agreement, Atari agreed to satisfy its then outstanding indebtedness to IESA and CUSH by:

     (1) transferring to IESA the entire indebtedness owed from Atari Interactive, Inc. and Atari Australia Pty. Ltd. (each a subsidiary of IESA) to Atari (such indebtedness totaling $46.6 million) in satisfaction of the 0% Subordinated Convertible Notes, with any excess being applied against amounts due under the 5% Subordinated Convertible Notes; and

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     (2) issuing shares of common stock of Atari in satisfaction of any remaining outstanding indebtedness from Atari to IESA or its subsidiaries, which equaled $165.9 million.

     The applicable provisions of the Agreement Regarding Satisfaction of Debt and License Amendment are attached to this letter as Exhibit A (note that the amounts included in Exhibit A are as of June 30, 2003 and the amounts in this response are as of the transaction date).

     Significantly, only a portion of the convertible debt was satisfied by the issuance of shares of Atari stock and almost 60% of the debt that was satisfied by issuance of Atari shares was not convertible debt.

     The Company's recapitalization was structured in this manner at the parent's request. The initially contemplated structure of the recapitalization was for Atari to have satisfied $100 million of debt to IESA and its subsidiaries with cash (in addition to transferring indebtedness from IESA's subsidiaries), with only the remainder to have been satisfied with Atari stock. The $100 million would have come from part of the proceeds of Atari's public offering of its shares. However, at IESA's request, this was changed so that Atari would issue an additional $100 million of shares directly to IESA and IESA would immediately sell those shares as part of the Atari public offering. If Atari had used the offering proceeds to repay a portion of its indebtedness to IESA, the convertible indebtedness would have been satisfied in its entirety with cash or by assignment of sums owed to Atari by IESA subsidiaries. It was only because of the restructuring of the transaction that part of the convertible indebtedness was satisfied by Atari's issuing shares to IESA.

     The Company strongly believes that the accounting impact of the two alternative transaction structures should be similar. Further, we believe that either way this entire transaction was capital in nature and therefore should not impact net income. Not only did Atari view the debt satisfaction as a recapitalization but it described the debt satisfaction under the heading "Recapitalization" in the Prospectus for the September 2003 stock offering.

     Ultimately, on September 18, 2003, we issued an aggregate of 39,029,877 shares of our common stock, valued at the then current market value of $4.25 per share, in satisfaction of all the IESA Debt outstanding, after applying the $46.6 million of indebtedness from IESA subsidiaries to Atari against the 0% Notes and a nominal amount of the 5% Notes. The number of shares issued included 9,259,163 "incremental shares" issued in regard to the 5% Note over the number of shares that would have been issued had the 5% Notes been converted at their original $9.25 conversion price. On September 24, 2003 and October 21, 2003, IESA sold an aggregate of 21,034,812 of the shares it received in the settlement of debt in a public offering at $4.25 per share, for total proceeds of $89.4 million.

Accounting Analysis of the Settlement of Our Related Party Debt
---------------------------------------------------------------

     The Company believes the guidance provided in APB Opinion No. 26, footnote 1 is an underlying principle to be generally applied to debt extinguishments between entities under common control. It expressly states that "extinguishment transactions between related entities may be in essence capital transactions." As identified below, this notion is stated even more strongly in the SEC Division of Corporate Finance Training Manual as well as the interpretative guidance included in ASPEN Accounting Research Manager, a leading reference manual for preparers and auditors alike. The SEC Training Manual says "[f]orgiveness of debt by a related party typically should be considered a capital transaction." This is the underlying principle in transactions involving debt between a parent and its subsidiary because, as the parent controls the


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subsidiary, the extinguishment of debt can occur in numerous ways, all of which should not affect income.

     As the transaction should be viewed and accounted for as a capital transaction between parent and subsidiary, the transaction would not be governed by FASB Statement No. 84, Induced Conversions of Convertible Debt. However, in considering the amount of any value given to the parent company, we looked to FASB Statement No. 84, for a method to quantify the amount of value transferred to the parent. In addition, we considered the guidance in EITF D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, and treated the value given to our parent as a dividend in our calculation of earnings per share.

     In summary, the overriding principle that certain transactions, including debt and equity transactions, between entities under common control should be treated as transactions that are capital in nature, was applied to the recapitalization transaction.

     The appropriateness of this treatment is supported by the accounting literature cited below.

Citations of Accounting Literature Addressing Related Party Transactions
------------------------------------------------------------------------

     The Company cites the following authoritative literature in support of the accounting for this recapitalization transaction as capital in nature.

     1. APB 26: Early Extinguishment of Debt

     APB26, Footnote 1-- If upon extinguishment of debt, the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges should be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.

     2. SEC Division of Corporate Finance Training Manual
        (March 31, 2001) - excerpt:

     Chapter 7 Related Party Transactions

     I. General Disclosure Requirements

          B. Disclosures
          5. Forgiveness of debt by a related party typically should be considered a capital transaction. [footnote 1, APB 26.20]

     3. ASPEN Accounting Research Manager, Interpretations and Examples, Objectives of Financial Statements Chapter 17, Related Party Transactions

     Recording Related Party Transactions

     When a transfer occurs between a parent and its subsidiaries or between two parties under common control and the transfer price is clearly either below or above the current value of the transferred asset, the difference should be treated as a capital transaction. Accordingly:

.. . .

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     o If a subsidiary sells an asset to its parent for an amount that is less than the asset's current value or purchases an asset from its parent company for an amount that is greater than the asset's current value:

          o The parent should record the difference as dividend income.
          o The subsidiary should record the difference directly in shareholders' investment as a dividend distribution.

     If you have any questions or if you need any further information, please do not hesitate to contact me at 212-726-4242.

                                                   Very truly yours,

                                                   /s/ Kristina K. Pappa

                                                   KRISTINA K. PAPPA
                                                   Corporate Legal Counsel

cc:  Melissa Walsh, Christopher White
       Securities and Exchange Commission
     Bruno Bonnell, Diane Price Baker, Jeffrey B. Kempler,
     Jodi Scheurenbrand
       Atari, Inc.

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                                                                       EXHIBIT A


                        PROVISIONS OF Agreement Regarding
                   Satisfaction of Debt and License Amendment


                                    Article 1

                          SATISFACTION OF INDEBTEDNESS

     1.1 Simultaneously with the execution of the underwriting agreement relating to the Public Offering described in Section 1.2 (the "Underwriting Agreement"), Atari will do the following in full satisfaction of Atari's entire indebtedness to IESA and CUSH:

          1.1.1 Atari will transfer to IESA the entire indebtedness owned on that day from Interactive to Atari (which indebtedness, at June 30, 2003, totaled $39.0 million) in satisfaction of Atari's obligations with regard to 0% Subordinated Convertible Notes due December 16, 2004 (the "0% Notes") with an accreted value . . . equal to the amount of such indebtedness of Interactive that is transferred to IESA.

          1.1.2 Atari will transfer to IESA the entire indebtedness owed on that day from Atari Australia to Atari (which indebtedness, at June 30, 2003, totaled $1.9 million) in satisfaction of 0% Notes with an accreted value equal to the amount of such indebtedness of Australia Ltd. that is transferred to IESA.

               a. If the indebtedness owed from Interactive and Atari Australia to Atari on the day the Underwriting
        Agreement is signed exceeds the total principal and accreted interest with regard to the 0% Notes, Atari will transfer the excess to CUSH in satisfaction of the same amount of Atari's obligations with regard to the 5% Convertible Subordinated notes due December 16, 2004 ("5% Notes") that are held by CUSH (which obligations at June 30, 2003 total $72.2 million).

          1.1.3 Atari will satisfy the remainder of its indebtedness to IESA and CUSH (which remainder, at June 30, 2003, totaled $170.1 million, as further described in section 11.3 b hereunder) by issuing and delivering to IESA and CUSH shares of Common Stock valued at the public offering price shown on the cover page of the prospectus relating to the Public Offering, with a total value equal to the amount of Atari's indebtedness to IESA that is being satisfied under this subsection 1.1.3.